Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

By EDGAR Transmission

September 7, 2012

United States

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Santa Fe Petroleum, Inc.

 Amendment No. 2 to Form 8-K

 Filed August 1, 2012

 File No. File No. 333-173302

Dear Mr. Mancuso:

On behalf of Santa Fe Petroleum, Inc., a Delaware corporation (the “Company”), we hereby submit the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 13, 2012, with respect to the above-referenced Amendment No. 2 to the Current Report on Form 8-K (the “Form 8-K/A”).

We appreciate the comments of the Staff and the opportunity to respond. For the convenience of the Staff, each comment is included and followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we” and “our” refer to the Company.

1.	We note your responses to prior comments 1 and 14. Your disclosure here that you have not “taken advantage of” the extended transition period for complying with new or revised accounting standards and your disclosure on page 20 that you “may choose to comply with the scaled accounting disclosures” in the future suggests that you have elected to opt out of the extended transition period currently and may revoke that election in the future. These statements appear to conflict with your disclosure on page 20 that you “currently plan to not comply with new or revised accounting rules.” Please revise here and on page 20 to state clearly and directly without contradiction your election under Section 107(b) of the JOBS Act; avoid any implication that a decision to opt out of the extended transition period for complying with new or revised accounting standards is revocable. Also revise the term “may” in the first risk caption factor on page 20 accordingly.

1

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

Response: We have revised the Form 8-K/A as follows:

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an “emerging growth company,” as that term is defined in the Jumpstart our Business Startups Act of 2012, or the “JOBS Act.” An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise generally applicable to public companies. These provisions include:

o	A requirement to have only two years of audited financial statements and only two years of related MD&A in a registration statement;
o	Exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting;
o	Reduced disclosure about our executive compensation arrangements;
o	No non-binding advisory votes on executive compensation or golden parachute arrangements; and
o	Exemption from complying with new or revised accounting standards, unless such standards are applicable to private companies.

Some of these exemptions, such as the exemption from the auditor attestation requirement and the exemption from say-on-pay votes, are already available to us as a “smaller reporting company,” as that term is defined in Regulation S-K of the Securities Act of 1933, as amended (the “ Securities Act ”). Under the JOBS Act, we may take advantage of these provisions for up to five years, or until such earlier time as we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our shares of common stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three year period.

We have chosen to “opt out” of the accounting standards referenced in Section referenced in Section 7(a)(2)(B) of the Securities Act and Section 107(b) of the JOBS Act and have chosen not to take advantage of any of these reduced reporting burdens in this Current Report on Form 8-K (this “Form 8-K”). As a result of this election, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-“emerging growth companies”. Our decision to opt out of the extended transition period is irrevocable.

However, other than our permanent election to “opt out” of the accounting standards referenced in Section 7(a)(2)(B), we may choose to take advantage of the scaled disclosure provisions for emerging growth companies in future filings. If we do so, the information that we provide to our shareholders may be different than what our shareholders might get from other public companies in which they hold equity interests.

2.	It is unclear how you addressed the part of prior comment 1 that asked you to reconcile your disclosure that you have “not taken advantage of any of these reduced reporting burdens” with the absence of disclosure like that mentioned in Regulation S-K Item 402(b), which appears to be one of the provisions in the bullet list of items that you identify as “reduced reporting burdens” in this section. Please clarify your disclosure; you may describe the extent to which exemptions available to you under the JOBS Act are available to you as a Smaller Reporting Company.

2

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

Response: We have revised the Form 8-K/A as described above under Comment 1.

3.	Please clarify how your arrangement with the Land Banks allows you “to build an inventory of oil and gas leases in a more cost-efficient manner.” From your current disclosure, it appears that your arrangement with Land Banks requires you to pay to the Land Banks at least a 50% premium over the cost of the leases if you had acquired them directly.

Response: We have revised the Form 8-K/A as follows:

“The arrangement with the Land Banks, and other similar arrangements we intend to enter into, is designed to allow us to build an inventory of oil and gas leases in the same vicinity as our Test Well in a more cost-efficient manner. We have not had, and currently do not have, the funds required to acquire the acreage directly. We anticipate that upon the announcement of successful drilling results, the cost of acreage would be significantly higher than current rates. As a result, we believe that the Land Banks and other similar arrangements provide us control of acreage despite our current lack of funds and provide us a protection against substantial price increases for leases.”

4.	Please address that part of prior comment 3 that sought disclosure of the material terms of the leases you currently must acquire under the Lease Acquisition Agreements. Include, among any other material terms:
•	the duration of each lease;
•	appropriate disclosure if your rights to purchase the leases can be terminated, for example by the Land Banks transferring them to a third party before you purchase them; and
•	clarification of the production requirements. From your current disclosure that a lease may be terminated if a well produces “less than 100,000 cubic feet per barrel” or “100,000 cubic feet or more per barrel,” it appears that a lease can be terminated regardless of production amount.

Also, please provide us your analysis of whether the leases should be filed pursuant to Regulation S-K Item 601(b)(10).

3

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

Response: We have revised the Form 8-K/A as follows and have filed a form of lease as Exhibit 10.6. All of the leases are substantially the same except for the name of the lessor and the date of the agreement. As a result and in accordance with Instruction 2 of Regulation S-K Item 601, we have filed as Exhibit 10.6.1 a listing of the leases including the date of the agreement and the number of acres per lease.

“The primary term for each lease is three (3) years and the Land Bank has an option to renew the lease term for an additional two (2) year period with a payment of one hundred dollars ($100) per acre. The lease is in full force as long as there is oil or gas produced in paying quantities. Paying quantities is defined as the amount of oil or gas sold to a third party (any amount) and is therefore not considered as a dry hole. If either (1) there is a dry hole or (2) drilled wells do not produce oil and gas to be sold at paying quantities for 90 consecutive days, then the Land Bank will pay a shut in royalty of $1.00 per acre annually. The Land Bank’s failure to pay the shut in royalty shall render the Land Bank liable but does not terminate the lease.”

5.	Your disclosure added in response to prior comment 10 regarding the loan being payable two years after the Land Banks were formed appears to conflict with the 18-month period mentioned in exhibit 10.2. Please advise or revise.

Response: We have revised the Form 8-K/A as follows:

“Additionally, if SFL has drawn on the Land Bank Loan, the Land Bank Loan will bear interest at 50% minimum return, or 50% annualized return, whichever is greater, over and up to a two year period and be payable in full not later than eighteen (18) months after the Land Banks were formed.”

6.	From exhibit 10.3, it appears that the participation agreements involve a stock purchase in addition to the purchase of the participation right. With a view toward clarified disclosure, please tell us whether the exhibit is referring to the participants purchasing your stock from LB. If the participation agreement does include LB selling your stock that it received in the reverse acquisition:
•	It is unclear why investors would purchase your stock in your planned $5 million private placement mentioned on page 22 if they could instead purchase your stock from the Land Banks and ensure at least a 50% return; please advise.
•	Please provide us your analysis of whether your sale of the securities in the reverse merger was complete when you issued the securities to LB, and if not, whether the Section 4(2) exemption that you mention on page 3 is available for your sale of stock through LB to the participants. From exhibit 10.3, it appears that the sale of your stock to the participants was conditioned on completion of the reverse merger and the reverse merger was not complete at the time LB contemplated selling your stock to the participants. Therefore, it appears that LB received your securities in the reverse merger with a view to distributing them to the participants.

4

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

Response: The purpose of the Land Bank arrangements was to provide funding for lease acquisitions in anticipation of the Exchange and of the private placement to be conducted by the Company following the Exchange. SFO believed that increasing the acreage it controlled would improve the ability of the Company to raise capital following the Exchange. In addition, SFO was concerned that lease prices in the area of the Test Well could rise rapidly. SFO, however, did not have funds to acquire additional acreage. In order to provide these funds, SFO’s affiliate, Long Branch, entered into the Land Bank arrangements.

Long Branch sold shares of SFO to accredited investors with which Long Branch had previous relationships, and Long Branch made the proceeds of those stock sales available to limited liability companies that are wholly owned by Long Branch (the “Land Banks”). Simultaneously, those accredited investors who purchased shares from Long Branch entered into Participation Agreements with the Land Banks. The Participation Agreements authorized the Land Banks, before consummation of the Exchange, to use the proceeds from the stock sales to acquire oil and gas leases that are subject to Lease Acquisition Agreements with SFL. Through the Land Bank arrangements, the Company has gained control of approximately 10 leases containing 1,524 acres without any current expenditures.

The sales of SFO shares by Long Branch were complete at the time the stock purchase agreements were signed and the purchase price was paid. (See the last sentence of the third paragraph of the accompanying form of Stock Purchase Agreement). The Land Bank Participants, however, expected to, and did, become entitled to receive shares of the Company as a result of the Exchange. At the time each Participant entered into a Stock Purchase agreement and a Participation Agreement, the Participant gave Mr. Griffin a limited power of attorney with respect to the purchased shares authorizing Mr. Griffin to complete the Exchange. As a result of the Exchange, therefore, each Participant became entitled to receive directly shares issued by the Company in exchange for the Participant’s SFO shares. The Participation Agreements inartfully describe the delivery of shares of the Company issued in the Exchange as the “Completion” of the stock purchases, but this language does not change the fact that the Participants became the owners of SFO shares purchased from Long Branch in accordance with the Stock Purchase Agreements and at the time those Stock Purchase Agreements were executed and later exchanged those SFO shares directly with Company in the Exchange.

7.	We note your response to prior comment 5. We also note your statements “The Baker Hughes log-interpretation report estimated 1.37 million barrels of oil at the Test Well site based on an 80-acre project.” and “The analysis of core samples by Weatherford Laboratories estimated 1.6 million barrels in place in the same 80-acre project.” The instruction to Item 1202 of Regulation S-K generally prohibits the disclosure of “Estimates of oil or gas resources other than reserves, and any estimated values of such resources, shall not be disclosed in any document publicly filed with the Commission…” Please amend your document to remove these and any other presentations of hydrocarbon resource volumes other than reserves.

5

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

Response: We have revised the Form 8-K/A as follows:

We have removed the references to estimates of oil and gas resources other than reserves and the section now reads as follows:

“Baker Hughes, a top-tier oilfield services company, interpreted the logs and Weatherford Laboratories, who is engaged in all facets of rock and fluid analysis for the purpose of evaluating hydrocarbon resources around the world, analyzed the core samples. The side-wall core samples were taken every two feet beginning a few feet below the Barnett Shale in the Ellenberger formation and above the Barnett Shale a few feet in the Marble Falls formation. The results show oil exists in a porous, 101-feet-thick blanket formation with the top of the formation at the initial test-well location at a depth of approximately 2,600 feet below the surface.“

8.	Regarding your disclosure added in response to prior comments 6 and 8:
•	Given your disclosure that any excess profits would be allocated to the participants and the Land Banks, please add appropriate risk factors to explain that the registrant, Santa Fe Petroleum, Inc., does not profit from the leases.
•	Please disclose what the Land Banks paid to acquire the leases that you must acquire for $600,000. Your current disclosure appears to reflect the amount of the participants’ contributions, and it is unclear whether the entire amount of the contributions was used to acquire the leases you must purchase.
•	It is unclear how the $600,000 payment that you mention in the last paragraph on page 9 reflects both the “aggregate purchase price” mentioned in the fifth paragraph of this section and the “additional payment” mentioned in the last paragraph on page 9. If the “aggregate purchase price” completely offsets the “additional payment,” the purpose of the “additional payment” provision is unclear. Please advise.

Response: We have revised the Form 8-K/A as follows:

“Any excess profits remaining would be allocated 50% to the Participants and 50% to the Land Bank (no profits are allocated to the Company). As an example, as of July 31, 2012, the existing 1,574 acres under the Lease Acquisition Agreements and the Land Bank had received contributions from Participants in the amount of $400,000. SFL could acquire the leases from the Land Bank for $600,000 (including the initial payment), or at an effective rate of $381 per acre.”

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Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

9.	We will continue to evaluate your response to prior comment 12 when you file the amendment that you mention in that response.

Response: Concurrently with the filing of Amendment No. 3 to our Current Report on Form 8-K, we are filing an amendment to our Form 10-K to correct the facing page.

10.	Please note that we are unable to provide you any comfort regarding the accuracy of your analyses or conclusions in your responses to our comments, including in your response to prior comment 13. We refer you to the acknowledgements mentioned at the end of this letter that must accompany your responses to our comments.

Response: The required acknowledgments are included in this letter immediately before the last paragraph.

11.	Please address that part of prior comment 15 that asked you to quantify the amount of the initial payment. Also, please file as an exhibit the due date extension that you mention on page 7.

Response: We have revised the Form 8-K/A as follows and filed the extension as Exhibit 10.7.

“The Initial Payment is the total of all costs funded by Land Banks including acquisition, legal and transaction expenses. Effective June 10, 2012, SFL and the Land Banks executed an extension of the Initial Payment date to September 30, 2012 and is attached hereto as Exhibit 10.7.”

12.	Given your reliance on the $5 million private placement for the required payment indicated in your added disclosure, please file your agreement with the investment bank to raise the $5 million.

Response: We have filed the agreement as Exhibit 10.8. The agreement was originally entered into by Santa Fe Operating, Inc. (“SFO”), our wholly owned subsidiary. Since the expiration of the exclusivity period provided in the agreement, SFO and, following the Exchange, the Company have continued the terms of the agreement in effect (except that the private placement is now being conducted by the Company rather than SFO) through oral agreement with the investment bank.

7

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

13.	We see that you have arrangements to acquire oil and gas leases from Land Bank entities controlled by Mr. Griffin, your president and Board chairman. We also see that under the lease acquisition agreements, the purchase price for the leases includes a significant premium based on a minimum or annualized return on the investment raised by the Land Banks. Tell us how you will be accounting for the payments to acquire the leases. Specifically address the following matters:
•	Tell us how you will be accounting for any purchase price in excess of the actual third party acquisition costs incurred by the Land Bank entities.
•	Tell us whether you will be acquiring leases controlled by your officers or directors and describe how you will account for those leases.
•	Explain to us the basis in the FASB Codification for your determinations. Please be detailed and specific in explaining the basis in GAAP for your planned accounting.

Response:

The mineral leases will be recorded at its historical carrying cost, with any amounts in excess being considered an equity investment in the Land Banks for GAAP purposes.

The Company will be acquiring mineral leases held by the Land Bank which had three members, each of which is a legal entity.  However, these entities are controlled by the Company’s Chairman and Principal Stockholder..

The mineral leases will be recorded in accordance with ASC 810, Consolidations, whereas transfers of assets between entities under common control should be recorded at historical cost, reduced by any indicator of impairment, and if such transfer involves cash consideration, the amount by which the cash consideration exceeds the carrying amount of the asset should be recognized by the transferor as a capital contribution.

14.	We note your response to prior comment 17. However, given your disclosure that highlights which of Mr. Hall’s employers are “publicly traded” and states that his experience with publicly traded companies led to the conclusion that he should serve as a director, it is unclear why you do not believe that you should describe the extent to which those companies do not file reports that the Commission requires from companies with publicly traded securities. See Rule 12b-20. It is also unclear why you would not have access to reporting status information through Mr. Hall at least with regard to the periods during which he was an officer or director of the cited companies. Please advise or revise.

Response: We have revised the Form 8-K/A as follows. In our view, neither Regulation S-K nor Rule 12b-20 requires inclusion of information on the reporting compliance of the companies Mr. Hall formerly served as an officer.

8

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

“Mr. Hall was selected to serve as a Director of the Company due to his being a Certified Public Accountant, a Certified Management Accountant, and his extensive experience as a CFO.”

15.	We note exhibit 10.6. Please provide the disclosure here required by Regulation S-K 402(o).

Response: We have added the following disclosure to the Form 8-K/A:

EXECUTIVE COMPENSATION

In accordance with Item 402(m) of Regulation S-K for a smaller reporting company, the Summary Compensation Table below sets forth from May 11, 2011 (commencement of operations) through December 31, 2011, the compensation awarded to, earned by, or paid to our named executive officers.

Summary Compensation Table

								Nonqualified
							Nonequity	Deferred
Name and				Stock		Option	Incentive Plan	Compensation	All other
Principal		Salary	Bonus	Awards		Awards	Compensation	Earnings	Compensation	Total
Position	Year	$	$	$		$	$	$	$	$
Bruce A. Hall, PEO and PFO	2011	90,000	-	116,629	(1)	-	-	-	-	206,629
Tom Griffin, President	2011	90,000	-	-		-	-	-	-	90,000

(1)	Effective May 11, 2011(commencement of operations), Mr. Griffin granted 8,347,826 shares of common stock to Mr. Hall. Under SAB Topic 5T, Miscellaneous Accounting, this grant was deemed stock based compensation of the Company and was valued in accordance with ASC 718, Stock Compensation, based on the net asset value of the Company on May 11, 2011.

The Company has no outstanding equity award plans.

The Company’s does not have written agreements directly with its officers and consultants. Instead, written agreements are between the Company’s wholly-owned subsidiaries and/or affiliated of the Company. The following represents the oral agreements with our named executive officers

9

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

1. Bruce A. Hall serves as Chief Executive Officer and Chief Financial Officer of the Company pursuant to an oral agreement among Mr. Hall, Santa Fe Operating, Inc. and the Company (the “Hall Agreement”). Pursuant to the terms of the Hall Agreement, the Company has agreed to pay Mr. Hall a $10,000 monthly fee plus payment of out of pocket expenses. The Hall Agreement is terminable on 30 days’ notice.

2. Tom Griffin serves as President of the Company, pursuant to an oral agreement among Mr. Griffin, SF Petroleum, LLC (an affiliate of the Company) and the Company (the “Griffin Agreement”). Pursuant to the terms of the Griffin Agreement, the Company has agreed to pay Mr. Griffin a $15,000 monthly fee plus payment of out of pocket expenses in return for his consulting services. The Griffin Agreement is terminable on 30 days’ notice.

The Company has not paid any director compensation since the commencement of operations.

Mr. Hall acquired all of the shares of Common Stock of the Company beneficially owned by him (the “Hall Shares”) from LB in exchange for promissory notes totaling $83,478.26 (the “Note”). The principal of and accrued interest upon the Note is due and payable in equal quarterly installments, each in the amount of $20,869.57, commencing on the date on which SFO completed its reverse merger with us (the “Loan Commencement Date”) and continuing on the last day of each third month thereafter until the one year anniversary of the Loan Commencement Date, when the entire unpaid principal balance of the Note shall be due and payable in full. If Mr. Hall fails to pay the Note, the Hall Shares will revert to LB. In addition, if Mr. Hall resigns as an officer of the Company or is terminated for cause, LB will have the right to acquire 4,000,000 of such shares if the resignation or termination occurs before May 10, 2013; 2,666,666 of such shares if the resignation or termination occurs after May 10, 2013 and before May 102, 2014; and 1,333,334 of such shares if the resignation or termination occurs after May 10, 2014 and before May 10, 2015.

16.	Please disclose the consideration that your current subsidiary initially paid for the lease filed as exhibit 10.4 when the subsidiary acquired it from the entity affiliated with Mr. Griffin in November 2010. Also disclose the consideration paid when Mr. Griffin’s affiliated entities first acquired the lease from a third party. Include all disclosure required by Regulation S-K Item 404(c)(1)(ii).

Response: We have revised the Form 8-K/A as follows:

“In connection with the SFL Acquisition, we acquired SFL’s oil and natural gas working interests of 100% with a net revenue interest of 75% for the Test Well in Comanche County, Texas. Additionally, we acquired a mineral lease over approximately 76 acres of land as part of the SFL Acquisition. Initially, the lease was acquired for $31,390 from a third party through an entity controlled by the Principal Stockholder. In connection with the SFL Acquisition, which was accounted for as a combination of entities under common control, the lease was acquired by SFL for the historical cost of $31,390 from the entity controlled by the Principal Stockholder.”

10

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

17.	Please expand your response to prior comment 20 to tell us why you deleted the disclosure that was the subject of the comment. If a related person made the payments, it is unclear why the disclosure explaining the transaction and relationships is not required. Also, it is unclear why you do not file the agreements as exhibits. Please advise or revise.

Response: We have revised the Form 8-K/A as follows:

“From May 11, 2011 (commencement of operations) through December 31, 2011, Santa Fe Petroleum, Inc. (“SFP Inc.”) expended $73,385 of funds on behalf of the Company and is recorded as a component of accounts payable, related parties in the accompanying consolidated balance sheet at December 31, 2011. SFP Inc. is owned entirely by entities under the control of the Principal Stockholder. The majority of the expenditures were for compensation and legal expenses for the Company related to the Company preparing to structure a transaction to become a publicly traded company.”

“From May 11, 2011 (commencement of operations) through December 31, 2011, Santa Fe Petroleum, LLC (“SFP LLC”), expended $13,936 of funds on behalf of the Company and is recorded as a component of accounts payable, related parties in the accompanying consolidated balance sheet at December 31, 2011. SFP LLC is owned entirely by entities under the control of the Principal Stockholder. The majority of the expenditures were for legal and consulting expenses for the Company related to the Company preparing to structure a transaction to become a publicly traded company.”

There was no form of written agreement for the payments noted above.

18.	From your response to prior comment 21, it remains unclear how the “pro-rata charge of approximately $1,500 per month” mentioned here would generate the approximately $24,000 related-person payment from May 2011 to December 2011 mentioned on page 44. Please clarify.

Response: We have revised the Form 8-K/A as follows:

“We pay rent of $2,625 per month under an arrangement with a company controlled by the Principal Stockholder, which leases the space from an unaffiliated owner. The payment represents our prorated portion of rent, internet services, computer equipment and office supplies. From May 11, 2011 (commencement of operations) through December 31, 2011, we paid $23,649 for this prorated charge.“

11

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

19.	Please reconcile your disclosure added in response to prior comment 23 that 6,000,000 shares were sold pursuant to your Form S-1 with the 2,500,000-share offering described in that S-1.

Response: We sold 2,500,000 shares pursuant to our Form S-1. The 6,000,000 number referred to in our previous response gives effect to a 2.4-for-1 stock split on April 3, 2012, as disclosed in our Form 10-Q for the quarter ended March 31, 2012. We have revised the Form 8-K/A as follows:

“We are authorized to issue 200,000,000 shares of our Common Stock, $0.0001 par value, of which, as of May 10, 2012, 39,478,261 shares are issued and outstanding. Of these 39,478,261 shares of Common Stock outstanding, 6,000,000 are freely-tradable as a result of the registration of the offer and sale of these shares on Form S-1. The Company commenced a capital formation activity by filing a Registration Statement on Form S-1 to register and sell in a self-directed offering 2,500,000 shares of newly issued common stock at an offering price of $0.03 per share for proceeds of up to $75,000. The Registration Statement was declared effective on January 9, 2012. On February 6, 2012, the Company issued 2,500,000 shares of common stock pursuant to the Registration Statement on Form S-1 for proceeds of $75,000. On March 20, 2012, a majority of the Company’s Board of Directors approved a 2.4:1 forward stock split (the “Forward Stock Split”). Consistent with the Company’s Articles of Incorporation and Delaware General Corporation Law, the action which was approved by a majority of the shareholders, took effect on the opening of business Tuesday, April 03, 2012. As a result of the Forward Stock Split, the 2,500,000 shares of common stock issued pursuant to the Registration Statement on Form S-1, have been adjusted to 6,000,000 shares of common stock. In accordance with ASC 260, Earnings Per Share, all share and per share amounts have been retroactively adjusted to the beginning of the period to reflect the Forward Stock Split.”

20.	Please update the filing to present interim financial statements for the quarter ended March 31, 2012. Please note that there can be no gaps in your financial statements subsequent to the reverse merger; and, since the reverse merger occurred after March 31, 2012, but before the due date for financial statements for the March quarter, the financial statements for the March quarter should be included in an amendment to the reverse merger Form 8-K. Please also update the pro forma financial statements, as appropriate. For guidance on the content of interim financial statements, please refer to Article 8 of Regulation S-X.

Response: We have included the required financial statements in our revised Form 8-K/A.

12

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

21.	We refer to your response to prior comment 26. While we acknowledge your response, it remains unclear how your accounting for the unevaluated oil and gas property is consistent with your stated accounting policy. As there has been no activity in the recorded asset since 2009, specifically describe to us (1) how you determined that in 2009 you discovered a sufficient quantity of reserves to justify the well’s completion and (2) the specific progress made in the periods subsequent to drilling in assessing the reserves and the economic and operating viability of the project. Your response should clearly describe how it is appropriate to continue to carry the reported asset from 2009 in light of your disclosed accounting policy.

Response: We have revised the Form 8-K/A as follows:

“Additionally, as of December 31, 2011, the Company performed an impairment assessment of its unevaluated oil and natural gas property. This assessment included various factors such as management’s intention with regard to future exploration and development of wells in the geological area, the ability to extend the primary term of the lease for a reasonable period of time, the Company’s ability to obtain funds to finance exploration and development and the estimated discounted cash flows from the geological area as estimated based on initial core samples obtained in 2009 and an updated petroleum engineering analysis performed on October 1, 2011. Based on this analysis, no impairment charge was recorded to the carrying amount of the Company’s unevaluated oil and natural gas property as of December 31, 2011.”

We note your response to prior comment 27:

•	Refer to Instruction 2 of Regulation S-K Item 601 for information regarding filing in a manner that addresses the concern you cite in your response to the first bullet point. Please file the required exhibits.

•	Your response to the third bullet point appears to address the Land Banks’ agreements with the participants. However, the comment asked that you file your agreement with the Land Banks to raise capital in the manner that you describe on page 9. Please file that agreement.

Response: We have revised Exhibit 10.6 (including a new 10.6.1) in accordance with Instruction 2 of Regulation S-K Item 601. Currently, there is no agreement regarding future capital raising by the Land Banks.

22.	Please tell us why exhibit 21.1 does not identify the Delaware corporation that you identify in the first paragraph on page 6 as your wholly owned subsidiary.

Response: We have revised Exhibit 21.1 to correctly identify this subsidiary as a Delaware corporation.

13

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

In addition to our responses to the Staff’s comments, we acknowledge that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please feel free to contact Bruce Hall, our Chief Executive Officer and Chief Financial Officer, at 972-841-6298 or at brucearthurhall@gmail.com.

Sincerely,

Santa Fe Petroleum, Inc.

/s/ Bruce A. Hall
Bruce A. Hall, Chief Executive Officer and Chief Financial Officer

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